04 FEB -2 AM 7:21

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

26th January, 2004.

Attn: Filing Desk - Stop 1-4

04012519

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th January 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 26th January 2004 confirming that The Capital Group Companies Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 55,095,720 shares, being 6.987% of the shares in issue;

(b) an announcement, dated 26th January 2004, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 20th January 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 30,663,160 shares, being 3.89% of the shares in issue; and,

(c) an announcement dated 26th January 2004, confirming that Wellington Management Company, LLP no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

dlw 2/3

Encs.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/05

Company Announcements Office,
London Stock Exchange.

26th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated and received by fax after close of business on 23rd January 2004, that it has decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 22nd January 2004, held 55,095,720 shares, being 6.987% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	2,125,500
Capital International Ltd	27,043,272
Capital International S.A.	943,608
Capital International, Inc.	3,278,340
Capital Research and Management Company	21,705,000

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/06

Company Announcements Office,
London Stock Exchange.

26th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated 21st January 2004, and received on 26th January 2004, that, as at the close of business on 20th January 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 30,663,160 shares, being 3.89% of the shares in issue. We were further notified that 22,298,837 shares were held by Goldman, Sachs & Co. and 8,364,323 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/07

Company Announcements Office,
London Stock Exchange.

26th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, in a letter dated and received by fax on 26th January 2004, that, as at that date, it ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary